

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 3, 2015

Via E-mail
Mr. William J. Caragol
Chief Executive Officer and Acting Chief Financial Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re: PositiveID Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 1-33297**

Dear Mr. Caragol:

We have reviewed your November 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to comment 1 acknowledging that the audit report included an error. Please amend the filing to include a report from your auditors that correctly refers to the net loss of $(7,191,000) shown on the consolidated statements of operations on page F-5.

Note 11. Agreements with The Boeing Company, page F-35

2.   Please summarize for us the terms of the extension of your Teaming Agreement.

3.   We note you provided the Teaming Agreement as Exhibit 10.90 to your Form 10-K filed April 16, 2014. Please tell us whether you filed the extension to the Teaming Agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery